EX-99.B-77E


            WADDELL & REED ADVISORS MUNICIPAL HIGH INCOME FUND, INC.

SUB-ITEM 77E(a):  Legal Proceedings

     Myrtle Creek Oregon Building Authority (Issuer)
     $3,000,000 8.000% Myrtle Creek Golf Course Project
     Revenue Bonds due 06/01/21

     Filed in the U.S. District Court for the District of Oregon on 09/22/00
     Waddell & Reed Advisors Municipal High Income Fund, Inc.
     v. Dougherty & Company LLC and THK Associates, Inc.

     This issue went into default on July 1, 1999, when the issuer failed to make the scheduled semi-annual interest payments within the time allowed by the Indenture. A lawsuit was filed September 22, 2000 on behalf of the Fund against underwriters, Dougherty, Dawkins & Company LLC and Dougherty Dawkins Transition Company (collectively, "Dougherty"), and the feasibility consultant, THK Associates Inc. ("THK"). Earlier this year Dougherty prevailed on a Summary Judgment Motion in which Dougherty asserted it is not subject to the laws of Oregon (the golf course is located in the State of Oregon, the bonds were issued in Oregon and therefore we filed our lawsuit in Oregon). Fund counsel believes this to be a grave error by the trial court and we will appeal it (or, in the alternative, settle with Dougherty). The golf course is barely meeting its operation expenses and it appears that there is little hope of the project paying any debt service. If the course revenues support an adequate sale price, the course will likely be sold at a future date.

     The litigation with the feasibility consultant has been settled. We are waiting for the judge to sign the final bar order at which time the final settlement will be made. We are in the process of deciding if we will continue our litigation against the underwriter of the bond issue. This decision should be made after the settlement with the feasibility consultant has been finalized. The Trustee is actively pressing the city to enter into a bidding process to sell the golf course. The City has one bid in hand and is working to develop other bids for the golf course.